SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ___ 212 735-3000 FAX: (212) 735-2000 http://www.skadden.com

September 12, 2005

By EDGAR and Federal Express Jeffrey Reidler Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 4-5450 Fifth Street, N.W.Washington, D.C. 20549-0405

RE:	Neurologix, Inc.
Form 10-KSB for the year ended December 31, 2004 Proxy Statement on Schedule 14A filed March 30, 2005 File No. 0-13347

Dear Mr. Riedler:

This letter is submitted on behalf of our client, Neurologix, Inc. (the “Company”), in response to the letter, dated September 6, 2005 (the “Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Form 10-KSB”) and the Proxy Statement on Schedule 14A filed with the Commission on March 30, 2005.

Attached hereto is a draft amendment to the Form 10-KSB (the “Amendment”) reflecting the Staff’s comments in the Letter and the letter dated August 9, 2005. The Company will file this amendment via EDGAR after discussion with the Staff.

For reference purposes, the text of the comment in the Letter has been reproduced in this letter in italics, with the Company’s response set forth below.

1. We note your response to comment 4, and we reissue the comment.

•	Your response states the caption accompanying Mr. Hoffman’s signature in the form 10-KSB included his title of “Principal Accounting Officer.” However, although it includes the title of “Principal Financial Officer,” it does not appear to include the title of “Principal Accounting Officer.” The draft amendment you submitted does not include this title either. Please include this title in the amendment you file. In doing so, you should not delete the “Principal Financial Officer” title, as the principal financial officer is also required to sign the document.

Mr. Hoffman is the Secretary and Treasurer of the Company and does not have any other title. However, in response to the Staff’s comment, the Company has included the parenthetical “Principal Financial Officer/Principal Accounting Officer” beneath Mr. Hoffman’s signature for purposes of the filing.

•	We note the draft Form 10-KSB/A includes only Item 13. Please file the Form 10-KSB amendment in its entirety so it is clear that the principal accounting officer is taking liability for the whole document.

In response to the Staff’s comment, we have revised the Amendment to include the Form 10-KSB in its entirety.

* * *

Please feel free to contact me at (212) 735-2723 should you require further information or have any questions.

Sincerely, /s/ Rita Tendolkar Rita Tendolkar

Enclosure

cc:	Michael Sorell, M.D. (w/enclosure) Steven Alexander, JH Cohn (w/enclosure)